# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Commerce.com, Inc., CIK 0001626450
CUSIP: 08975P108
Title of class of securities: Series 1 common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 11920 ALTERRA PARKWAY, DL 11,, SUITE 100, 8TH FLOOR, AUSTIN, Texas (TX), 78758
Date of event which requires filing of this statement: 09/04/2026
Filed by CIK 0001922318
Persons authorized to receive notices and communications: JAN BARTA, PALE FIRE CAPITAL SE, Zatecka 55/14, Josefov, Prague, Czech Republic (2N), 110 00, 420-777-767-773

## Reporting persons
- Pale Fire Capital SICAV a.s. (CIK 0001959667): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: working capital (WC); sole voting power 0; shared voting power 7,176,109; sole dispositive power 0; shared dispositive power 7,176,109; aggregate amount beneficially owned 7,176,109 (8.7% of the class)
- Pale Fire Capital investicni spolecnost a.s. (CIK 0002055254): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,176,109; sole dispositive power 0; shared dispositive power 7,176,109; aggregate amount beneficially owned 7,176,109 (8.7% of the class)
- Pale Fire Capital SE (CIK 0001922318): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,176,109; sole dispositive power 0; shared dispositive power 7,176,109; aggregate amount beneficially owned 7,176,109 (8.7% of the class)
- Barta Jan (CIK 0001892479): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,176,109; sole dispositive power 0; shared dispositive power 7,176,109; aggregate amount beneficially owned 7,176,109 (8.7% of the class)
- Senkypl Dusan (CIK 0001922405): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,176,109; sole dispositive power 0; shared dispositive power 7,176,109; aggregate amount beneficially owned 7,176,109 (8.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series 1 common stock, $0.0001 par value per share
Name of issuer: Commerce.com, Inc.
Address of issuer's principal executive offices: 11920 ALTERRA PARKWAY, DL 11,, SUITE 100, 8TH FLOOR, AUSTIN, Texas (TX), 78758

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The shares of the Issuer's Series 1 common stock, $0.0001 par value per share (the "Shares") purchased by PFC SICAV were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 7,176,109 Shares beneficially owned by PFC SICAV is approximately $20,058,951, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 82,858,991 Shares outstanding as of August 4, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.

As of the date hereof, PFC SICAV directly beneficially owned 7,176,109 Shares, constituting approximately 8.7% of the Shares outstanding. PFC IS, as the investment manager of PFC SICAV, may be deemed to beneficially own the 7,176,109 Shares beneficially owned directly by PFC SICAV, constituting approximately 8.7% of the Shares outstanding. Pale Fire Capital, as the controlling person and sole shareholder of each of PFC SICAV and PFC IS, may be deemed to beneficially own the 7,176,109 Shares beneficially owned directly by PFC SICAV, constituting approximately 8.7% of the Shares outstanding. Mr. Senkypl, as a control person and Chairman of the board of Pale Fire Capital, may be deemed to beneficially own the 7,176,109 Shares beneficially owned directly by PFC SICAV, constituting approximately 8.7% of the Shares outstanding. Mr. Barta, as a control person and Chairman of the supervisory board of Pale Fire Capital and Chief Investment Officer of PFC IS, may be deemed to beneficially own the 7,176,109 Shares beneficially owned directly by PFC SICAV, constituting approximately 8.7% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

2 - Transactions in Securities.

## Signatures
- Pale Fire Capital SICAV a.s.: /s/ Dusan Senkypl, Dusan Senkypl, Authorized Representative (09/09/2026)
- Pale Fire Capital investicni spolecnost a.s.: /s/ Dusan Senkypl, Dusan Senkypl, Board Member (09/09/2026)
- Pale Fire Capital SE: /s/ Dusan Senkypl, Dusan Senkypl, Chairman of the Board (09/09/2026)
- Barta Jan: /s/ Jan Barta, Jan Barta (09/09/2026)
- Senkypl Dusan: /s/ Dusan Senkypl, Dusan Senkypl (09/09/2026)